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                             August 1, 2023

       Oleg Bilinski
       Chief Executive Officer
       Mag Magna Corp.
       325 W Washington St., Ste 2877
       San Diego, CA 92103

                                                        Re: Mag Magna Corp.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed July 26 2023
                                                            File No. 333-268561

       Dear Oleg Bilinski:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2023 letter.

       Amendment No. 7 to Registration Statement on Form S-1 filed July 26,
2023

       Dilution, page 22

   1. Please reconcile for us how you calculated your historical net tangible book value as of
                                                        April 30, 2023 to be
($13,623). Please revise and review the calculations within the other scenarios of your
offering sold as applicable.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 24

   2. We note your disclosures related to your total expenses for the period ended January 31,
                                                        2023 rather than the
year ended April 30, 2023. Please revise this section to discuss your total expenses for the
year ended April 30, 2023.
 Oleg Bilinski
Mag Magna Corp.
August 1, 2023
Page 2
Mag Magna Corp Statement of Operations, page F-3

3. The sum total of operating expenses does not appear to calculate correctly. Please revise your financial statements and related disclosures (e.g. Management's Discussion and
      Analysis) accordingly, and label each header to the financial statements for the affected column for the year ended April 30, 2023 as "restated".
       You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameOleg Bilinski
                                                           Division of
Corporation Finance
Comapany NameMag Magna Corp.
                                                           Office of Life
Sciences
August 1, 2023 Page 2
cc:       Roger D. Linn
FirstName LastName